Filed by NorthWest Indiana Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NorthWest Indiana Bancorp

Commission File No. 000-26128

This filing relates to the proposed merger transaction between NorthWest Indiana Bancorp (“NWIN”) and First Personal Financial Corp. (“First Personal”) pursuant to the terms of an Agreement and Plan of Merger dated as of February 20, 2018 (the “Merger Agreement”) between NWIN and First Personal. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as Appendix A to the proxy statement/prospectus of NWIN and First Personal filed by NWIN on May 7, 2018.

Set forth below is a communication from Peoples Bank SB, the wholly-owned savings bank subsidiary of NWIN, which was delivered to employees of First Personal Bank, the wholly-owned commercial bank subsidiary of First Personal, in connection with the proposed merger transaction between NWIN and First Personal.

Additional Information for Shareholders

In connection with the proposed merger with First Personal, NWIN has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of First Personal and a Prospectus of NWIN (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials, and any other documents NWIN has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain copies of the documents NWIN has filed with the SEC, free of charge, from NWIN at www.ibankpeoples.com under the tab “Investor Relations – SEC Filings.” Alternatively, these documents can be obtained free of charge from NWIN upon written request to NorthWest Indiana Bancorp, Attn: Shareholder Services, 9204 Columbia Avenue, Munster, Indiana 46321, or by calling (219) 836-4400, and from First Personal upon written request to First Personal Financial Corp., Attn: Randall R. Schwartz, 14701 Ravinia Avenue, Orland Park, Illinois 60462, or by calling (708) 226-2727. The information available through NWIN’s website is not and shall not be deemed part of this document or incorporated by reference into other filings NWIN makes with the SEC.

NWIN and First Personal and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Personal in connection with the proposed merger. Information about the directors and executive officers of NWIN is set forth in NWIN’s Annual Report on Form 10-K filed with the SEC on February 20, 2018, and in the proxy statement for NWIN’s 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2018. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Forward-Looking Statements

This document may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of NWIN and First Personal. For these statements, each of NWIN and First Personal claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this communication should be considered in conjunction with the other information available about NWIN and First Personal, including the information in the filings NWIN makes with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by First Personal’s shareholders; delay in closing the merger; difficulties and delays in integrating NWIN’s and First Personal’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of NWIN’s and First Personal’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

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Top reasons Peoples Bank is one of the best places to work in Indiana

Employee Benefits

- **Performance-based profit sharing** - *employees received 8% or more profit sharing for six straight years*
- **Incentive pool**- *individual rewards based on the employee's and the Bank's performance*
- **Service awards**- *given to recognize long-serving employees, starting at 10 years*
- **Sick time**- *employees have the opportunity to carry-over their time*
- **Unused sick time**- hourly *employees receive a payout of any unused sick time greater than 12 days annually*
- **Tuition reimbursement**- helps *employees pursue further education outside the Bank*
- **Employee training & education** - *Over $120,000 was spent on training & education*
- **Wellness program**- *including an on site wellness screening to reduce the employee premium of health insurance provided by the Bank*
- **Lands' End gift certificates**- *provide approximately $40,000 annually to employees in vouchers to purchase logo wear*

Employee Perks and Opportunities

- **Employee referrals**- *$250 bonus per referral of a new hire*
- **Career growth**- *31 employees have accepted new positions or received promotions within the Bank in 2017*
- **Career opportunities**- *open positions are posted internally first, giving employees the opportunity to apply*
- **Annual Employee Picnic**- *an event to celebrate employees & their families*
- **Employee Recognition Banquet**- *an annual celebration and recognition of individual and team performance*
- **Casual days**- *regular opportunities for employees to wear jeans to work*
- **Fee concessions** - *discounts on mortgage loans & accounts opened with the Bank's Wealth Management Group*
- **Gym membership**- *discount at local gyms and YMCAs to help employees with their wellness goals*
- **Corporate discounts**- *price savings on rental cars, hotels, cell phones, car washes & more*

Peoples Bank
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More reasons Peoples Bank is one of the best places to work in Indiana

Achievements and Community Involvement

- **Top 200 Bank** - *named a Top 200 Community Bank in America for the 14th consecutive year*
- **Best Place To Work** - *selected as a best place to work in Indiana for the 6th consecutive year*
- **Best Bank To Work For** - *selected as a best bank to work for the past two years*
- **Community First**- *an employee philanthropic group that has existed for 24 years. Employees raise funds internally, and with the Bank matching the collected funds, donated $46,400 to local charities in 2017.*
- **Shred Days** - *over 12,000 pounds of paper was shredded free for customers & our friends in the community*
- **Financial Education Volunteer Opportunities**- *Employees can participate in Bank On,Teach Children to Save, Junior Achievement and more*
- **Volunteer opportunities** - *available to employees during and after work such as Volunteer Income Tax Assistance, Cancer Resource Centre Unite and Fight Walk, Bank On, March of Dimes, and more*

To view open positions visit *ibankpeoples.com*

Peoples Bank
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